EXHIBIT 12.01

EASTMAN CHEMICAL COMPANY AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

	Third Quarter		First Nine Months
(Dollars in millions)	2007	2006	2007	2006

Earnings before income taxes and cumulative effect of
changes in accounting principles	$32	$136	$308	$472
Add:
Interest expense	28	26	81	79
Appropriate portion of rental expense (1)	6	5	16	16
Amortization of capitalized interest	10	3	8	8
Earnings as adjusted	$76	$170	$413	$575

Fixed charges:
Interest expense	$28	$26	$81	$79
Appropriate portion of rental expense (1)	6	5	16	16
Capitalized interest	--	--	8	6
Total fixed charges	$34	$31	$105	$101

Ratio of earnings to fixed charges	2.2x	5.5x	3.9x	5.7x

(1)	For all periods presented, the interest component of rental expense is estimated to equal one-third of such expense.

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